SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the period October 25, 2006 to October 26, 2006
PENGROWTH ENERGY TRUST
2900, 240 — 4th Avenue S.W.
Calgary, Alberta T2P 4H4 Canada
(address of principal executive offices)
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.

Yes ☐	No ☑
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):___]

DOCUMENTS FURNISHED HEREUNDER:
1.	Press Release announcing expected release date for third quarter results.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST by its administrator PENGROWTH CORPORATION
October 26, 2006	By:	/s/ Gordon M. Anderson
		Name:	Gordon M. Anderson
		Title:	Vice President

NEWS RELEASE

Attention: Financial Editors	Stock Symbol:	(PGF.UN) — TSX;
(PGH) — NYSE
PENGROWTH ENERGY TRUST ANNOUNCES EXPECTED RELEASE DATE FOR THIRD QUARTER RESULTS
(Calgary October 25, 2006) /CCN Matthews/ — Pengrowth Corporation, administrator of Pengrowth Energy Trust, is pleased to announce that Third Quarter 2006 Financial and Operating Results will be released on or about Wednesday November 1, 2006 after markets close. Pengrowth will hold a conference call beginning at 9:00 A.M. Mountain Time on Thursday, November 2, 2006 during which management will review Pengrowth’s results and respond to inquiries from the investment community.
To participate callers may dial (800) 814-4853 or Toronto local (416) 644-3422. To ensure timely participation in the teleconference, callers are encouraged to dial in 10 to 15 minutes prior to commencement of the call to register. A live audio webcast will be accessible through the Webcast and Multimedia Centre section of Pengrowth’s website at www.pengrowth.com. The webcast will be archived on the Pengrowth website. A telephone replay will be available through to midnight Eastern Time on Wednesday November 8, 2006 by dialing (877) 289-8525 or Toronto local (416) 640-1917 and entering passcode number 21206447#.
PENGROWTH CORPORATION
James S. Kinnear, President
For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-800-223-4122 Facsimile: (403) 294-0051
Investor Relations, Toronto, Toll Free: 1-888-744-1111 Facsimile: (416) 362-8191